Exhibit 99.2

Newmont Goldcorp The World’s Leading Gold Company Investor Presentation 14 January 2019

Cautionary statement regarding forward looking statements: This presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws and “forward-looking information” within the meaning of applicable Canadian securities laws. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, such statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. Forward-looking statements often address our expected future business and financial performance and financial condition, and often contain words such as “anticipate,” “intend,” “plan,” “will,” “would,” “estimate,” “expect,” “believe,” “target,” “indicative,” “preliminary,” or “potential.” Forward-looking statements in this presentation may include, without limitation: (i) statements relating to Newmont’s planned acquisition of Goldcorp and the expected terms, timing and closing of the proposed transaction, including receipt of required approvals and satisfaction of other customary closing conditions; (ii) estimates of future production, including expected annual production range; (iii) estimates of future costs applicable to sales and all-in sustaining costs; (iv) estimates of future capital expenditures; (v) estimates of future cost reductions, efficiencies and synergies; (vi) expectations regarding future exploration and the development, growth and potential of Newmont’s and Goldcorp’s operations, project pipeline and investments, including, without limitation, project returns, expected average IRR, and schedule; (vii) expectations regarding future investments or divestitures; (viii) expectations of future dividends and returns to shareholders; (ix) expectations of future balance sheet strength and credit ratings (x) expectations of future equity and enterprise value; and (xi) expected listing of Newmont’s common stock on the TSX. Estimates or expectations of future events or results are based upon certain assumptions, which may prove to be incorrect. Such assumptions, include, but are not limited to: (i) there being no significant change to current geotechnical, metallurgical, hydrological and other physical conditions; (ii) permitting, development, operations and expansion of Newmont’s and Goldcorp’s operations and projects being consistent with current expectations and mine plans, including without limitation receipt of export approvals; (iii) political developments in any jurisdiction in which Newmont and Goldcorp operate being consistent with its current expectations; (iv) certain exchange rate assumptions for the Australian dollar to the U.S. dollar, the Canadian dollar to the U.S. dollar, as well as other exchange rates being approximately consistent with current levels; (v) certain price assumptions for gold, copper, silver, zinc, lead and oil; (vi) prices for key supplies being approximately consistent with current levels; (vii) the accuracy of current mineral reserve, mineral resource and mineralized material estimates; and (viii) other planning assumptions. Risks relating to forward looking statements in regard to Newmont’s and Goldcorp’s business and future performance may include, but are not limited to, gold and other metals price volatility, currency fluctuations, operational risks, increased production costs and variances in ore grade or recovery rates from those assumed in mining plans, political risk, community relations, conflict resolution governmental regulation and judicial outcomes and other risks. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Newmont’s and Goldcorp’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Newmont’s and Goldcorp’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the outcome of any legal proceedings that may be instituted against the parties and others related to the arrangement agreement; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; risks relating to the value of Newmont’s common stock to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Newmont’s and Goldcorp’s resources and the impact of competitive responses to the announcement of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Newmont’s 2017 Annual Report on Form 10-K, filed with the Securities and Exchange Commission (SEC) as well as Newmont’s other SEC filings, available on the SEC website or www.newmont.com and Goldcorp’s most recent annual information form as well as Goldcorp’s other filings made with Canadian securities regulatory authorities and available on SEDAR, on the SEC website or www.Goldcorp.com. Newmont is not affirming or adopting any statements or reports attributed to Goldcorp (including prior mineral reserve and resource declaration) in this presentation or made by Goldcorp outside of this presentation. Goldcorp is not affirming or adopting any statements or reports attributed to Newmont (including prior mineral reserve and resource declaration) in this presentation or made by Newmont outside of this presentation. Newmont and Goldcorp do not undertake any obligation to release publicly revisions to any “forward-looking statement,” including, without limitation, outlook, to reflect events or circumstances after the date of this presentation, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement. Continued reliance on “forward-looking statements” is at investors’ own risk. See also the cautionary statement to U.S. investors contained in endnote 1 of this presentation. Cautionary statement 14 January 2019 Newmont Goldcorp Investor Presentation - Slide 2

Additional information about the proposed transaction and where to find it This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication is being made in respect of the proposed transaction involving the Company and Goldcorp pursuant to the terms of an Arrangement Agreement by and among the Company and Goldcorp and may be deemed to be soliciting material relating to the proposed transaction. In connection with the proposed transaction, the Company will file a proxy statement relating to a special meeting of its stockholders with the Securities and Exchange Commission (the “SEC”). Additionally, the Company will file other relevant materials in connection with the proposed transaction with the SEC. Security holders of the Company are urged to read the proxy statement regarding the proposed transaction and any other relevant materials carefully in their entirety when they become available before making any voting or investment decision with respect to the proposed transaction because they will contain important information about the proposed transaction and the parties to the transaction. The definitive proxy statement will be mailed to the Company’s stockholders. Stockholders of the Company will be able to obtain a copy of the proxy statement, the filings with the SEC that will be incorporated by reference into the proxy statement as well as other filings containing information about the proposed transaction and the parties to the transaction made by the Company with the SEC free of charge at the SEC’s website at www.sec.gov, on the Company’s website at www.newmont.com/investor-relations/default.aspx or by contacting the Company’s Investor Relations department at jessica.largent@newmont.com or by calling 303-837-5484. Copies of the documents filed with the SEC by Goldcorp will be available free of charge at the SEC’s website at www.sec.gov. Participants in the proposed transaction solicitation The Company and its directors, its executive officers, members of its management, its employees and other persons, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s 2017 Annual Report on Form 10-K filed with the SEC on February 22, 2018, its proxy statement relating to its 2018 Annual Meeting of Stockholders filed with the SEC on March 9, 2018 and other relevant materials filed with the SEC when they become available. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be set forth in the proxy statement filed with the SEC relating to the transaction when it becomes available. Additional information concerning Goldcorp’ executive officers and directors is set forth in its 2017 Annual Report on Form 40-F filed with the SEC on March 23, 2018, its management information circular relating to its 2018 Annual Meeting of Stockholders filed with the SEC on March 16, 2018 and other relevant materials filed with the SEC when they become available. Additional information 14 January 2019 Newmont Goldcorp Investor Presentation - Slide 3

Newmont Goldcorp The World’s Leading Gold Company

Creating the world’s leading gold company 14 January 2019 Newmont Goldcorp Investor Presentation - Slide 5 Powerful combination with a world-class portfolio Strongest portfolio of operating gold mines and projects in favorable jurisdictions Targeting sustainable production of 6 to 7 million ounces of gold annually1 Unparalleled exploration potential across portfolio Highest concentration of reserves and resources located in Canada, US and Australia Superior execution with focus on long-term value Diverse and proven management team with established track record Strong safety culture and leading sustainability practices Full Potential continuous improvement program applied across the portfolio Flexibility to execute capital priorities and focus on shareholder returns Flexibility to invest in highest return projects through continued disciplined capital allocation Sustainable industry-leading dividend yield and investment-grade balance sheet

Transaction highlights Recommended share-for-share transaction Newmont to acquire all outstanding Goldcorp equity at an exchange ratio of 0.3280 of a Newmont share and $0.02 for each Goldcorp share Goldcorp equity value of $10 billion, including premium, and enterprise value of $12.5 billion A 17% premium based on Newmont’s and Goldcorp’s 20-day VWAP share prices as of January 11, 2019 Newmont and Goldcorp shareholders will own ~65% and ~35% of combined entity, respectively Newmont Goldcorp to be listed on NYSE and TSX Only gold producer in the S&P 500 Index Transaction expected to close in second quarter 2019 Subject to approval by both Newmont and Goldcorp shareholders Regulatory approvals in several jurisdictions, including EU, Canada, South Korea and Mexico Other customary closing conditions 14 January 2019 Newmont Goldcorp Investor Presentation - Slide 6

Committed to Canada 14 January 2019 Newmont Goldcorp Investor Presentation - Slide 7 Large Canadian gold producer Establishes Goldcorp’s current Vancouver headquarters as new North America regional office Vancouver office will oversee gold production of more than 3 million ounces per year Prospect for new investments with the largest pipeline of feasibility and development-stage gold assets in Canada Canadian presence maintained on Newmont Goldcorp’s Board of Directors Shares to be listed on the TSX Provides ongoing and long-term employment opportunities in Canada Will honor Goldcorp’s collaboration agreements with 26 First Nation communities

Global portfolio of world-class operating mines 14 January 2019 Newmont Goldcorp Investor Presentation - Slide 8 Ahafo Akyem KCGM Boddington Tanami Carlin CC&V Long Canyon Phoenix Twin Creeks Yanacocha Merian Cerro Negro Peñasquito Éléonore Musselwhite Porcupine Newmont Operations Goldcorp Operations Long-life assets Favorable jurisdictions Proven operating model Focused on value and returns Growing margins and reserves Long-term profitable production Red Lake Pueblo Viejo

Industry-leading project pipeline and flexibility

NEWMONT GOLDCORP

- Newmont Projects
- Goldcorp Projects

Conceptual/ Scoping
- CC&V Underground
- Musselwhite Expansion
- Pete Bajo Expansion
- Saddle Underground
- Cerro Negro Expansion
- Nueva Unión JV Blockcave
- Sabajo
- Subika UG Growth
- Golden Mile Growth

Prefeasibility
- Century
- Galore Creek JV
- Long Canyon Ph 2
- Chaquicocha Oxides
- Norte Abierto JV
- Pueblo Viejo Expansion
- Akyem Underground
- Apensu Underground

Feasibility
- Nueva Unión JV
- Yanacocha Sulfides

Definitive Feasibility
- Borden
- Coffee
- Ahafo North
- Awonsu
- Tanami Expansion 2

Execution
- Cochenour
- Musselwhite Materials Handling
- Peñasquito Pyrite Leach
- Quecher Main
- Ahafo Mill Expansion
- Morrison Starter
- Tanami Power

Targeted IRR of >15% across portfolio[2]

14 January 2019

Newmont Goldcorp | Investor Presentation - Slide 9

Unmatched exploration potential across portfolio 14 January 2019 Newmont Goldcorp Investor Presentation - Slide 10 Near mine exploration Greenfield exploration Near mine exploration at 17 primary locations Greenfield exploration at 14 primary locations Strategic investments

Largest Reserve base in favorable jurisdictions Newmont Reserves3 Goldcorp Reserves3 Combined Portfolio Reserves 14 January 2019 Newmont Goldcorp Investor Presentation - Slide 11 68.5 Moz 52.8 Moz Latin America , 50% Canada , 33% Mexico , 17% USA , 42% Australia , 31% Ghana , 18% Suriname 6% Peru 3% Latin America 27% USA 24% Australia 17% Canada , 14% Ghana 10% Mexico , 8%

Well positioned to deliver long-term value 14 January 2019 Newmont Goldcorp Investor Presentation - Slide 12 *Data is sourced from Newmont and Goldcorp company filings. Newmont reports under US GAAP and Goldcorp reports under IFRS. Certain metrics are presented on an adjusted non-GAAP basis including AISC and Adjusted EBITDA for Newmont and Goldcorp, Adjusted operating cash flows for Goldcorp, and Adjusted net income and Adjusted net income per share for Newmont. See endnotes 4, 5, 6, 7, and 8 for additional details and cautionary statement on non-GAAP metrics. **See Goldcorp’s June 30, 2018 Management Discussion and Analysis. See endnote 3 for additional details and cautionary statement. 2017* Newmont Goldcorp Production (Moz) 5.3 2.6 Reserves3 (Moz) 68.5 52.8** Resources3 (Moz) Measured & Indicated 34.2 35.2** Resources3 (Moz) Inferred 14.0 17.5** AISC4,5 ($/oz) $891 $824 Operating cash flow4,6 ($M) $2,139 $1,344 Adjusted EBITDA4,7 ($M) $2,650 $1,707 Adjusted net income4,8 ($M) $774 $658 Adjusted net income per share4,8 ($/sh) $1.45 $0.76

Building a sustainable future Leveraging best of existing operating models, systems and technologies Targeting sustainable production of 6 to 7 million ounces of gold annually1 Disciplined process to optimize portfolio production levels Continuing to maintain balance sheet strength and shareholder returns Investing in >15% return projects2 through continued disciplined capital allocation Delivering up to $100 million in annual pre-tax synergies Targeting $1.0 to $1.5 billion of divestitures over the next two years 14 January 2019 Newmont Goldcorp Investor Presentation - Slide 13

Newmont Goldcorp focused on employees Employees Nearly 20,000 employees and a total workforce of approximately 38,000 people Total recordable injury frequency rate* of 0.56 compared to industry average of 0.79 Alignment of values and high-performing organizational practices Strong employee engagement with focus on inclusive culture and diverse teams Expansive career development opportunities Ongoing industry leadership in environmental, social and governance performance 14 January 2019 Newmont Goldcorp Investor Presentation - Slide 14 *Total recordable injury frequency rate per 200,000 hours worked; ICMM industry average

Newmont Goldcorp the world’s leading gold company Enterprise Value ($M)* Free Cash Flow ($M)** 14 January 2019 Newmont Goldcorp Investor Presentation - Slide 15 *Source: Bloomberg as of 1/11/19; **Source: Bloomberg for most recent fiscal year; see endnote 9 for cautionary language regarding third party data Newmont Goldcorp data is the combination of Newmont and Goldcorp; Enterprise value defined as market capitalization plus net debt Stable annualized dividend of $0.56 per share10 Production (Mozs)** Dividend Yield* $32,183 $25,178 $14,212 $10,537 Newmont Goldcorp Barrick Newcrest Agnico-Eagle 7.8 6.6 2.3 1.7 Newmont Goldcorp Barrick Newcrest Agnico-Eagle 1.6% 1.3% 1.0% 1.1% Newmont Goldcorp Barrick Newcrest Agnico-Eagle $1,605 $1,021 $835 ($107) Newmont Goldcorp Barrick Newcrest Agnico-Eagle

Governance and management Proportional Board representation of 2/3 Newmont, 1/3 Goldcorp Chair – Noreen Doyle (Newmont) Deputy Chair – Ian Telfer (Goldcorp) CEO – Gary Goldberg (Newmont) President & COO – Tom Palmer (Newmont) Headquarters in Denver, Colorado Proven operating model with four regional offices in: Vancouver, Canada Miami, USA Accra, Ghana Perth, Australia 14 January 2019 Newmont Goldcorp Investor Presentation - Slide 16

Newmont Goldcorp – The World’s Leading Gold Company 14 January 2019 Newmont Goldcorp Investor Presentation - Slide 17 Powerful combination with a world-class portfolio Strongest portfolio of operating gold mines and projects in favorable jurisdictions Targeting sustainable production of 6 to 7 million ounces of gold annually1 Unparalleled exploration potential across portfolio Highest concentration of reserves and resources located in Canada, US and Australia Superior execution with focus on long-term value Diverse and proven management team with established track record Strong safety culture and leading sustainability practices Full Potential continuous improvement program applied across the portfolio Flexibility to execute capital priorities and focus on shareholder returns Flexibility to invest in highest return projects through continued disciplined capital allocation Sustainable industry-leading dividend yield and investment-grade balance sheet

Appendix

All-in sustaining costs 14 January 2019 Newmont Goldcorp Investor Presentation - Slide 19 Newmont has developed a metric that expands on GAAP measures, such as cost of goods sold, and non-GAAP measures, such as Costs applicable to sales per ounce, to provide visibility into the economics of our mining operations related to expenditures, operating performance and the ability to generate cash flow from our continuing operations. Current U.S. GAAP measures used in the mining industry, such as cost of goods sold, do not capture all of the expenditures incurred to discover, develop and sustain production. Therefore, we believe that all-in sustaining costs is a non-GAAP measure that provides additional information to management, investors and analysts that aid in the understanding of the economics of our operations and performance compared to other producers and provides investors visibility by better defining the total costs associated with production. All-in sustaining cost (AISC) amounts are intended to provide additional information only and do not have any standardized meaning prescribed by U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and in accounting frameworks such as in International Financial Reporting Standards (IFRS), or by reflecting the benefit from selling non-gold metals as a reduction to AISC. Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies. Newmont recently revised its calculation of AISC to exclude development expenditures related to developing new or major projects at existing operations where these projects will materially benefit the operations included in Advanced projects, research and development and Exploration amounts presented in the Consolidated Statements of Operations. An illustration of the application of the revised calculation is provided on slides 21 to 22 for Gold AISC. The revised calculation has no impact on Copper AISC as previously reported. The following disclosure provides information regarding the adjustments made in determining the all-in sustaining costs measure: Costs applicable to sales. Includes all direct and indirect costs related to current production incurred to execute the current mine plan. We exclude certain exceptional or unusual amounts from Costs applicable to sales (“CAS”), such as significant revisions to recovery amounts. CAS includes by-product credits from certain metals obtained during the process of extracting and processing the primary ore-body. CAS is accounted for on an accrual basis and excludes Depreciation and amortization and Reclamation and remediation, which is consistent with our presentation of CAS on the Consolidated Statements of Operations. In determining AISC, only the CAS associated with producing and selling an ounce of gold is included in the measure. Therefore, the amount of gold CAS included in AISC is derived from the CAS presented in Newmont’s Consolidated Statements of Operations less the amount of CAS attributable to the production of copper at our Phoenix and Boddington mines. The copper CAS at those mine sites is disclosed in Note 3 to the Consolidated Financial Statements. The allocation of CAS between gold and copper at the Phoenix and Boddington mines is based upon the relative sales value of gold and copper produced during the period. Reclamation costs. Includes accretion expense related to Reclamation liabilities and the amortization of the related Asset Retirement Cost (“ARC”) for Newmont’s operating properties. Accretion related to the Reclamation liabilities and the amortization of the ARC assets for reclamation does not reflect annual cash outflows but are calculated in accordance with U.S. GAAP. The accretion and amortization reflect the periodic costs of reclamation associated with current production and are therefore included in the measure. The allocation of these costs to gold and copper is determined using the same allocation used in the allocation of CAS between gold and copper at the Phoenix and Boddington mines. Advanced projects, research and development and exploration. Includes incurred expenses related to projects that are designed to sustain current production and exploration. We note that as current resources are depleted, exploration and advanced projects are necessary for us to replace the depleting reserves or enhance the recovery and processing of the current reserves to sustain production at existing operations. As these costs relate to sustaining our production and are considered a continuing cost of a mining company, these costs are included in the AISC measure. These costs are derived from the Advanced projects, research and development and Exploration amounts presented in the Consolidated Statements of Operations less incurred expenses related to the development of new operations, or related to major projects at existing operations where these projects will materially benefit the operation. The allocation of these costs to gold and copper is determined using the same allocation used in the allocation of CAS between gold and copper at the Phoenix and Boddington mines.

All-in sustaining costs (cont.) 14 January 2019 Newmont Goldcorp Investor Presentation - Slide 20 General and administrative. Includes costs related to administrative tasks not directly related to current production, but rather related to support Newmont’s corporate structure and fulfill our obligations to operate as a public company. Including these expenses in the AISC metric provides visibility of the impact that general and administrative activities have on current operations and profitability on a per ounce basis. Other expense, net. We exclude certain exceptional or unusual expenses from Other expense, net, such as restructuring, as these are not indicative to sustaining our current operations. Furthermore, this adjustment to Other expense, net is also consistent with the nature of the adjustments made to Net income (loss) attributable to Newmont stockholders as disclosed in Newmont’s non-GAAP financial measure Adjusted net income (loss). The allocation of these costs to gold and copper is determined using the same allocation used in the allocation of CAS between gold and copper at the Phoenix and Boddington mines. Treatment and refining costs. Includes costs paid to smelters for treatment and refining of our concentrates to produce the salable metal. These costs are presented net as a reduction of Sales on our Consolidated Statements of Operations. Sustaining capital. Newmont determines sustaining capital as those capital expenditures that are necessary to maintain current production and execute the current mine plan. Capital expenditures to develop new operations, or related to major projects at existing operations where these projects will materially benefit the operation, are generally considered non-sustaining or development capital. We determined the classification of sustaining and development capital projects based on a systematic review of our project portfolio in light of the nature of each project. Sustaining capital costs are relevant to the AISC metric as these are needed to maintain Newmont’s current operations and provide improved transparency related to our ability to finance these expenditures from current operations. The allocation of these costs to gold and copper is determined using the same allocation used in the allocation of CAS between gold and copper at the Phoenix and Boddington mines.

Illustration of AISC definition 14 January 2019 Newmont Goldcorp Investor Presentation - Slide 21 Newmont recently revised its calculation of AISC to exclude development expenditures related to developing new or major projects at existing operations where these projects will materially benefit the operation included in Advanced projects, research and development and Exploration amounts presented in the Consolidated Statements of Operations. The revised calculation method would result in a decrease to Gold AISC of approximately $30/oz. as illustrated below. The revised calculation has no impact on Copper AISC as previously reported. U.S. GAAP CAS for the prior periods remains unchanged. Year Ended December 31, 2017 Previously reported AISC Costs Applicable to Sales ($M) $ 4,062 All - In Sustaining Costs ($M) $ 5,202 Ounces (000) sold 5,632 All - In Sustaining Costs per oz $ 924 Adjustments Costs Applicable to Sales ($M) $ — All - In Sustaining Costs ($M) $ (184) Ounces (000) sold — All - In Sustaining Costs per oz $ (33) Adjusted for revised AISC Definition Costs Applicable to Sales ($M) $ 4,062 All - In Sustaining Costs ($M) $ 5,018 Ounces (000) sold 5,632 All - In Sustaining Costs per oz $ 891

Illustration of AISC - 2017 14 January 2019 Newmont Goldcorp Investor Presentation - Slide 22 Excludes Depreciation and amortization and Reclamation and remediation. Includes by-product credits of $55 and excludes co-product copper revenues of $315. Includes stockpile and leach pad inventory adjustments of $65 at Carlin, $30 at Twin Creeks, $53 at Yanacocha, $22 at Ahafo and $28 at Akyem. Reclamation costs include operating accretion and amortization of asset retirement costs of $80 and $42, respectively, and exclude non-operating accretion and reclamation and remediation adjustments of $17 and $95, respectively. Advanced projects, research and development and Exploration excludes development expenditures of $1 at Carlin, $3 at Twin Creeks, $1 at CC&V, $35 at Other North America, $21 at Yanacocha, $14 at Merian, $56 at Other South America, $1 at Tanami, $6 at Kalgoorlie, $23 at Other Australia, $1 at Akyem, $21 at Other Africa and $1 at Corporate and Other, totaling $184 related to developing new operations or major projects at existing operations where these projects will materially benefit the operations. Other expense, net is adjusted for restructuring and other costs of $14 and acquisition cost adjustments of $2. Excludes development capital expenditures, capitalized interest and changes in accrued capital, totaling $266. The following are major development projects: Long Canyon, Merian, Quecher Main, Tanami Expansions, Tanami Power, Subika Underground and Ahafo Mill Expansion. Per ounce and per pound measures may not recalculate due to rounding. Advanced Projects, Research and Treatment All - In Costs Development General Other and All - In Ounces Sustaining Year Ended Applicable Reclamation and and Expense, Refining Sustaining Sustaining (000)/Pounds Costs per December 31, 2017 to Sales (1)(2)(3) Costs (4) Exploration (5) Administrative Net (6) Costs Capital (7) Costs (millions) Sold oz/lb (8) Gold Carlin $ 810 $ 6 $ 1 7 $ 3 $ — $ — $ 174 $ 1,01 0 976 $ 1,03 5 Phoenix 182 5 4 1 1 9 17 219 212 1,035 Twin Creeks 229 3 6 2 1 — 38 2 79 376 74 1 Long Canyon 59 2 — — — — 3 64 174 364 CC&V 290 3 9 1 — 1 33 33 7 466 72 5 Other North America — — 14 — 1 — 9 24 — — North America 1,570 19 5 0 7 3 10 274 1,9 3 3 2,204 8 7 6 Yanacocha 504 64 4 4 4 — 38 6 18 537 1,1 50 Merian 238 2 — — — — 37 2 77 509 5 44 Other South America — — 3 12 — — — 15 — — South America 742 66 7 16 4 — 75 910 1,046 870 Boddington 562 9 2 — — 21 66 660 787 838 Tanami 251 2 3 1 — — 63 32 0 408 78 6 Kalgoorlie 234 3 3 — — 1 19 26 0 363 7 17 Other Australia — — 2 10 (1) — 4 15 — — Australia 1,047 14 1 0 11 (1) 22 152 1,2 5 5 1,558 8 06 Ahafo 268 6 16 1 3 — 43 337 350 962 Akyem 272 13 2 — 1 — 26 31 4 474 66 3 Other Africa — — — 6 — — — 6 — — Africa 540 19 1 8 7 4 — 69 6 5 7 824 79 7 Corporate and Other — — 5 2 195 6 — 10 26 3 — — Total Gold $ 3,899 $ 118 $ 13 7 $ 236 $ 16 $ 32 $ 580 $ 5, 01 8 5,632 $ 89 1 Copper Phoenix $ 55 $ 2 $ 1 $ 1 $ — $ 1 $ 7 $ 67 32 $ 2.09 Boddington 108 1 — — — 12 13 134 79 1.69 Total Copper $ 163 $ 3 $ 1 $ 1 $ — $ 13 $ 20 $ 201 111 $ 1.80 Consolidated $ 4,062 $ 121 $ 13 8 $ 237 $ 16 $ 45 $ 600 $ 5, 2 19

EBITDA and Adjusted EBITDA 14 January 2019 Newmont Goldcorp Investor Presentation - Slide 23 Newmont uses Earnings before interest, taxes and depreciation and amortization (“EBITDA”) and EBITDA adjusted for non-core or certain items that have a disproportionate impact on our results for a particular period (“Adjusted EBITDA”) as non-GAAP measures to evaluate the Company’s operating performance. EBITDA and Adjusted EBITDA do not represent, and should not be considered an alternative to, net income (loss), operating income (loss), or cash flow from operations as those terms are defined by U.S. GAAP, and do not necessarily indicate whether cash flows will be sufficient to fund cash needs. Although Adjusted EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements by other companies, our calculation of Adjusted EBITDA is not necessarily comparable to such other similarly titled captions of other companies. Newmont believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. Management’s determination of the components of Adjusted EBITDA are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by mining industry analysts. Net income (loss) attributable to Newmont stockholders is reconciled to EBITDA and Adjusted EBITDA as follows: Net loss (income) from discontinued operations relates to (i) adjustments in our Holt royalty obligation, presented net of tax expense (benefit) of $(24) and (ii) adjustments to our Batu Hijau Contingent Consideration, presented net of tax expense (benefit) of $4. For additional information regarding our discontinued operations, see Note 4 to our Consolidated Financial Statements. Reclamation and remediation charges, included in Reclamation and remediation, represent revisions to reclamation and remediation plans and cost estimates at the Company’s former historic mining operations. The 2017 charges include adjustments at the Rain, Midnite, Resurrection and San Luis remediation and closure sites in December 2017. Loss (gain) on asset and investment sales, included in Other income, net, primarily represents a gain from the exchange of our interest in the Fort á la Corne joint venture for equity ownership in Shore Gold in June 2017 and other gains or losses on asset sales. Restructuring and other, included in Other expense, net, primarily represents certain costs associated with severance and outsourcing costs. Impairment of long-lived assets, included in Impairment of long-lived assets, represents non-cash write-downs of long-lived assets. See Note 7 to our Consolidated Financial Statements for further information. Acquisition cost adjustments, included in Other expense, net, represent net adjustments to the contingent consideration and related liabilities associated with the acquisition of the final 33.33% interest in Boddington in June 2009. Year Ended December 31, 2017 ($M) Net income (loss) attributable to Newmont stockholders $ (114) Net income (loss) attributable to noncontrolling interests 5 Net loss (income) from discontinued operations (1) 38 Equity loss (income) of affiliates 16 Income and mining tax expense (benefit) 1,127 Depreciation and amortization 1,261 Interest expense, net 241 EBITDA $ 2,574 Adjustments: Reclamation and remediation charges (2) $ 69 Loss (gain) on asset and investment sales (3) (23) Restructuring and other (4) 14 Impairment of long - lived assets (5) 14 Acquisition cost adjustments (6) 2 Adjusted EBITDA $ 2,650

Adjusted net income (loss)

NEWMONT GOLDCORP

Newmont uses Adjusted net income (loss) to evaluate the company's operating performance and for planning and forecasting future business operations. Newmont believes the use of Adjusted net income (loss) allows investors and analysts to understand the results of the continuing operations of Newmont and its direct and indirect subsidiaries relating to the sale of products, by excluding certain items that have a disproportionate impact on our results for a particular period. Adjustments to continuing operations are presented before tax and net of our partners' noncontrolling interests, when applicable. The tax effect of adjustments is presented in the Tax effect of adjustments line and is calculated using the applicable regional tax rate. Management's determination of the components of Adjusted net income (loss) are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by mining industry analysts. Net income (loss) attributable to Newmont stockholders is reconciled to Adjusted net income (loss) as follows:

Year Ended December 31, 2017		**Per Share**[12]	
	($M)	**Basic**	**Diluted**
Net income (loss) attributable to Newmont stockholders	$ (114)	$ (0.21)	$ (0.21)
Net loss (income) attributable to Newmont stockholders from discontinued operations [1]	38	0.07	0.07
Net income (loss) attributable to Newmont stockholders from continuing operations	(76)	(0.14)	(0.14)
Reclamation and remediation charges, net [2]	69	0.13	0.13
Loss (gain) on asset and investment sales [3]	(23)	(0.04)	(0.04)
Restructuring and other, net [4]	9	0.01	0.01
Impairment of long-lived assets, net [5]	13	0.01	0.01
Acquisition cost adjustments [6]	2	—	—
Tax effect of adjustments [7]	(24)	(0.04)	(0.04)
Adjustment to equity method investment [8]	7	0.01	0.01
Re-measurement due to the Tax Cuts and Jobs Act [9]	312	0.59	0.59
Tax restructuring related to the Tax Cuts and Jobs Act [10]	394	0.74	0.74
Valuation allowance and other tax adjustments [11]	91	0.18	0.18
Adjusted net income (loss)	$ 774	$ 1.45	$ 1.45
Weighted average common shares (millions):		533	535

(1) Net loss (income) from discontinued operations relates to (i) adjustments in our Holt royalty obligation, presented net of tax expense (benefit) of $(24) and (ii) adjustments to our Batu Hijau Contingent Consideration, presented net of tax expense (benefit) of $4. see Note 4 to our Consolidated Financial Statements.

(2) Reclamation and remediation charges, included in Reclamation and remediation, represent revisions to reclamation and remediation plans and cost estimates at the Company's former historic mining operations. The 2017 charges include adjustments at the Rain, Midnite, Resurrection and San Luis remediation and closure sites in December 2017.

14 January 2019

Newmont Goldcorp | Investor Presentation - Slide 24

Adjusted net income (loss) (cont.) 14 January 2019 Newmont Goldcorp Investor Presentation - Slide 25 Loss (gain) on asset and investment sales, included in Other income, net, primarily represents a gain from the exchange of our interest in the Fort á la Corne joint venture for equity ownership in Shore Gold in June 2017 and other gains or losses on asset sales. Restructuring and other, included in Other expense, net, primarily represents certain costs associated with severance and outsourcing costs. Amounts are presented net of income (loss) attributable to noncontrolling interests of $(5). Impairment of long-lived assets, included in Impairment of long-lived assets, represents non-cash write-downs of long-lived assets. Amounts are presented net of income (loss) attributable to noncontrolling interests of $(1). See Note 7 to our Consolidated Financial Statements for further information. Acquisition cost adjustments, included in Other expense, net, represent net adjustments to the contingent consideration and related liabilities associated with the acquisition of the final 33.33% interest in Boddington in June 2009. The tax effect of adjustments, included in Income and mining tax benefit (expense), represents the tax effect of adjustments in footnotes (2) through (6), as described above, and are calculated using the Company's statutory tax rate of 35%. Adjustment to equity method investment, included in Equity income (loss) of affiliates and presented net of tax expense (benefit) of $(3), represents non-cash write-downs of long-lived assets recorded at Minera La Zanja S.R.L. (“La Zanja”) in December 2017. For further information about our equity method investment in La Zanja, see Note 12 to our Consolidated Financial Statements. Re-measurement due to the Tax Cuts and Jobs Act, included in Income and mining tax benefit (expense), represents the provisional re-measurement of our U.S. deferred tax assets and liabilities from 35% to the reduced tax rate of 21% of $352 and $8 for changes in executive compensation deductions, partially offset by the release of a valuation allowance on alternative minimum tax credits of $48. For further information about the impact of the Tax Cuts and Jobs Act, see Note 11 to our Consolidated Financial Statements. Tax restructuring related to the Tax Cuts and Jobs Act, included in Income and mining tax benefit (expense), represents provisional changes resulting from restructuring our holding of non-U.S. operations for U.S. federal income tax purposes. For further information about the impact of the Tax Cuts and Jobs Act, see Note 11 to our Consolidated Financial Statements. Valuation allowance and other tax adjustments, included in Income and mining tax benefit (expense), predominantly represent adjustments to remove the impact of our valuation allowances for items such as foreign tax credits, alternative minimum tax credits, capital losses and disallowed foreign losses. We believe that these valuation allowances cause significant fluctuations in our financial results that are not indicative of our underlying financial performance. The adjustments during 2017 are due to an increase to the valuation allowance on credit carryovers of $94, a decrease to the valuation allowance carried on the deferred tax asset for investments of $10 and other tax adjustments of $7. Per share measures may not recalculate due to rounding.

Endnotes

NEWMONT GOLDCORP

1. Caution Regarding Projections: Projections used in this presentation are considered forward-looking statements. Forward-looking information representing post-closing expectations is inherently uncertain. Estimates such as expected future production, internal rate of return, asset sales and synergies are preliminary in nature. There can be no assurance that the proposed transaction will close or that the forward-looking information will prove to be accurate. See slide 2 for additional information

2. IRR: Internal rates of return (IRR) targets on projects, before taxes and royalties, are calculated using an assumed $1,200 gold price.

3. Caution to U.S. Investors Regarding Reserve and Resource Estimates: References to reserves in this presentation represent gold reserves only. Newmont's reserves were prepared in compliance with Industry Guide 7 published by the United States Securities and Exchange Commission ("SEC"). For more information, see Newmont's most recent Annual Report on Form 10-K filed with the SEC on February 22, 2018 for the "Proven and Probable Reserve" and "Mineralized Material" tables prepared in compliance with the SEC's Industry Guide 7, which is available at www.sec.gov or on Newmont's website. Newmont has not been involved in the preparation of Goldcorp's reserve or resource estimates. Accordingly, Newmont assumes no responsibility for such estimates. The Goldcorp reserve and resource figures in this presentation are as of June 30, 2018 and are sourced from Goldcorp's public information. Goldcorp's reserves were prepared in accordance with the Canadian National Instrument 43-101 ("NI 43-101") pursuant to the requirements of the Canadian securities laws, which differ from the requirements of United States securities laws. The definitions used in NI 43-101 are incorporated by reference from the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the "CIM Definition Standards"). U.S. reporting requirements are governed by the SEC Industry Guide 7, as followed by Newmont. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, the terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under Industry Guide 7 standards, a "final" or "bankable" feasibility study is typically required to report reserves or cash flow analysis to designate reserves. Further, under Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The term resource is used in this presentation. A breakdown of Newmont and Goldcorp's reserves and resources are provided below:

	Proven Mtonnes	Proven Grade (gpt)	Proven Moz	Probable Mtonnes	Probable Grade (gpt)	Probable Moz
Newmont	645.90	1.25	25.91	1,214.70	1.09	42.56
Goldcorp	766.67	0.83	20.44	1,048.85	0.96	32.37

	Measured Mtonnes	Measured Grade (gpt)	Measured Moz	Indicated Mtonnes	Indicated Grade (gpt)	Indicated Moz	Inferred Mtonnes	Inferred Grade (gpt)	Inferred Moz
Newmont	138.20	0.83	3.69	1,095.60	0.87	30.58	401.70	1.08	13.96
Goldcorp	468.54	0.64	9.67	1,017.57	0.78	25.53	733.31	0.74	17.54

Investors are advised that the SEC does not recognize the terms "resources" and "Measured, Indicated and Inferred resources", and resources have not been prepared in accordance with Industry Guide 7. Newmont has determined that such resources would be substantively the same as those prepared using the Guidelines established by the U.S. Society of Mining, Metallurgy and Exploration (SME). Goldcorp's resources were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Inferred resources have a great amount of uncertainty as to their existence and their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that all or any part of an Inferred resource exists or is economically or legally mineable. Investors are reminded that even if significant mineralization is discovered and converted to reserves, during the time necessary to ultimately move such mineralization to production the economic feasibility of production may change. Expectations regarding combined reserves and resources will remain subject to adjustment following closing, pending review following Newmont and SEC standards.

14 January 2019

Newmont Goldcorp | Investor Presentation - Slide 26

(continued) Future adjustment may occur due to differing standards, required study levels, price assumptions, future divestments and acquisitions and other factors. Expectations regarding future reserves and resource declarations should be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws. All mineral reserve and mineral resource estimates of Goldcorp are dated effective June 30, 2018. The mineral reserves and mineral resources relating to Goldcorp were reviewed and approved by Ivan Mullany, FAusIMM, Senior Vice President, Technical Services for Goldcorp, and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). All mineral resources are reported exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Additional information on the mineral properties that are considered to be material mineral properties to Goldcorp are contained in the following technical reports for each of those properties, all of which are available under Goldcorp’s profile at www.sedar.com: 1. "Red Lake Operations, Ontario Canada, NI 43-101 Technical Report" dated effective December 31, 2015. 2. "Cerro Negro Operations, Santa Cruz Province, Argentina, NI 43-101 Technical Report" dated effective December 31, 2015. 3. "Peñasquito Polymetallic Operations, Zacatecas State, Mexico, NI 43-101 Technical Report" dated effective June 30, 2018. 4. "Éléonore Operations, Quebec, Canada, NI 43-101 Technical Report" dated effective December 31, 2015. 5. "Technical Report on the Pueblo Viejo Project, Sanchez Ramirez province, Dominican Republic" dated March 19, 2018 Caution Regarding Non-GAAP Measures: Newmont reports on a U.S. GAAP basis and Goldcorp reports on an IFRS basis. Certain measures used in this presentation are not prescribed by U.S. GAAP or IFRS. The non-GAAP financial measures of both Newmont and Goldcorp are intended to provide additional information only and do not have any standardized meaning under U.S. GAAP or IFRS and may not be comparable to similar measures presented by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP or IFRS. Non-GAAP measures used by both Newmont and Goldcorp include AISC per ounce and Adjusted EBITDA. While AISC and Adjusted EBITDA are used by both Newmont and Goldcorp, these amounts are not prepared on the same basis and are not directly comparable. Non-GAAP metrics used only by Goldcorp include Adjusted operating cash flows. Non-GAAP metrics used only by Newmont include Adjusted net income and adjusted net income per share. Please see endnotes 5, 6, 7, and 8 below for additional details regarding the financial metrics presented on slide 12 for each company. AISC: All-in sustaining cost (AISC) amounts presented on slide 12 for Newmont and Goldcorp are non-GAAP/non-IFRS financial performance measures with no standardized meaning under U.S. GAAP or IFRS and therefore may not be comparable to similar measures presented by other issuers. Newmont and Goldcorp do not calculate AISC in an identical manner. AISC as used by Newmont is defined as the sum of cost applicable to sales (including all direct and indirect costs related to current gold production incurred to execute on the current mine plan), remediation costs (including operating accretion and amortization of asset retirement costs), G&A, exploration expense, advanced projects and R&D, treatment and refining costs, other expense, net of one-time adjustments and sustaining capital. For a reconciliation of Newmont’s AISC to the nearest GAAP metric see slides 19 to 22. AISC as used by Goldcorp is defined as the sum of total cash costs: by-product (which is a Goldcorp defined non-GAAP/non-IFRS metric that includes total production costs, by-product credits from the sale of non-gold metals, treatment and refining charges on concentrate sales and other costs), corporate administration costs, exploration and evaluation costs, reclamation cost accretion and amortization, and sustaining capital expenditures. Goldcorp’s AISC metrics also include the related production and costs of its associates and joint ventures. See pages 45 through 49 of Goldcorp’s 2017 Annual Report for reconciliations of their non-GAAP total cash costs: by-product and AISC metrics to their nearest IFRS measures. Operating Cash Flow: Operating cash flow presented on slide 12 for Newmont is presented on a U.S. GAAP basis and represents Net cash provided by (used in) operating activities of continuing operations as reported in Newmont’s revised 2017 Consolidated Statement of Cash Flows in its Form 8-K filed with the SEC on April 26, 2018. Operating cash flow presented on slide 12 for Goldcorp is presented on a non-GAAP basis and represents Goldcorp’s Adjusted operating cash flows metric which is defined as Net cash provided by operating activities of continuing operations from its IFRS Consolidated Statement of Cash Flows adjusted for changes in working capital and including the adjusted operating cash flows of its affiliates and joint ventures, Pueblo Viejo, Alumbrera, Leagold and Nueva Union. See page 51 of Goldcorp’s 2017 Annual Report for a reconciliation of their non-GAAP Adjusted operating cash flows metric to its nearest IFRS measure. Endnotes (cont.) 14 January 2019 Newmont Goldcorp Investor Presentation - Slide 27

Adjusted EBITDA: Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) amounts presented on slide 12 for Newmont and Goldcorp are non-GAAP/non-IFRS financial performance measures with no standardized meaning under U.S. GAAP or IFRS and therefore may not be comparable to similar measures presented by other issuers. Newmont and Goldcorp do not calculate EBITDA or Adjusted EBITDA in an identical manner. Adjusted EBITDA as used by Newmont and Goldcorp does not represent, and should not be considered an alternative to, net income (loss), operating income (loss), or cash flow from operations as those terms or similar terms are defined by U.S. GAAP and IFRS, and do not necessarily indicate whether cash flows will be sufficient to fund cash needs. Although Adjusted EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements by other companies, Newmont’s and Goldcorp’s calculations of Adjusted EBITDA are not necessarily comparable to such other similarly titled captions of other companies. For a reconciliation of Newmont’s Adjusted EBITDA presented on slide 12, please see the non-GAAP reconciliation of Adjusted EBITDA to its nearest U.S. GAAP measure, Net income (loss) attributable to Newmont stockholders, on slide 23. For a reconciliation of Goldcorp’s Adjusted EBITDA presented on slide 12, please see the non-IFRS reconciliation of Adjusted EBITDA to its nearest IFRS measure, Net earnings, on pages 52 and 53 of Goldcorp’s 2017 Annual Report. Adjusted Net Income and Adjusted Net Income per Share: Adjusted net income and adjusted net income per share presented on slide 12 for Goldcorp is presented on an IFRS basis and represents Net earnings and Net earnings per share as reported in Goldcorp’s 2017 Annual Consolidated Financial Statements. Adjusted net income and adjusted net income per share presented on slide 12 for Newmont is a non-GAAP financial performance measure with no standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other issuers. For a reconciliation of Newmont’s Adjusted net income and Adjusted net income per share presented on slide 12, please see the non-GAAP reconciliation of Adjusted net income and Adjusted net income per share to its nearest U.S. GAAP measure, Net income (loss) attributable to Newmont stockholders, on slides 24 and 25. Caution regarding third party data: This presentation contains industry, market and competitive position data which have come from a third party source, Bloomberg. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data. While Newmont believes that such information has been prepared by a reputable source, neither Newmont nor Goldcorp has independently verified the data contained therein. Accordingly, undue reliance should not be placed on any of the industry, market or competitive position data contained in this presentation. The financial information presented on slide 12 for Newmont and Goldcorp is not intended to represent the pro forma financial results of the combined company. Pro forma financial statements require IFRS to U.S. GAAP adjustments, accounting policy and presentation adjustments and adjustments to reflect preliminary purchase accounting valuation estimates. As a result combined historical data is not necessarily indicative of pro forma financial statements. Caution regarding future dividends and return to shareholders: Anticipated annualized dividends represents management’s current expectations. Management’s expectations with respect to future dividends or annualized dividends “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws. 2019 dividends have not yet been approved or declared by the Board of Directors. Investors are cautioned that such statements with respect to future dividends are non-binding. The declaration and payment of future dividends remain at the discretion of the Board of Directors and will be determined based on Newmont’s financial results, balance sheet strength, cash and liquidity requirements, future prospects, gold and commodity prices, and other factors deemed relevant by the Board. The Board of Directors reserves all powers related to the declaration and payment of dividends. Consequently, in determining the dividend to be declared and paid on the common stock of the Company, the Board of Directors may revise or terminate the payment level at any time without prior notice. As a result, investors should not place undue reliance on such statements Endnotes (cont.) 14 January 2019 Newmont Goldcorp Investor Presentation - Slide 28